UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

December 23, 2019

(Date of Report (Date of earliest event reported))

FUNDRISE WEST COAST OPPORTUNISTIC REIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	35-2546939
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Asset Disposition

Controlled Subsidiary Investment – RSE-CSC, LLC

On February 15, 2018, we directly acquired ownership of a “majority-owned subsidiary”, RSE-CSC, LLC (the “RSE Albuquerque Controlled Subsidiary”), for a purchase price of $8,707,334, which was the initial stated value of our equity interest in the RSE Albuquerque Controlled Subsidiary (the “RSE Albuquerque Investment”). The RSE Albuquerque Controlled Subsidiary used the proceeds to close on the acquisition of two stabilized garden-style multifamily properties totaling 529 units located in Albuquerque, NM, with one asset located at 6001 Topke Pl NE, Albuquerque, NM 87109 (the “Courtyards Property”), and the second asset located at 4501 Shepard Road NE, Albuquerque, NM 87110 (the “Arbors Property”, and, together with the Courtyards Property, the “RSE Albuquerque Properties”). The investment strategy for the RSE Albuquerque Properties was to: 1) renovate exterior common areas and interior unit finishes; 2) subsequently, increase rents; and 3) pursue additional fee-income where feasible.

The 1-U filing for our initial acquisition of an equity interest in the RSE Albuquerque Controlled Subsidiary can be found here.

On December 23, 2019, the RSE Albuquerque Investment in the RSE Albuquerque Controlled Subsidiary was transferred for a sales price of approximately $9,930,000. Proceeds from the transfer totaled approximately $9,926,000, net of closing costs of approximately $4,000. Pursuant to the agreements governing the RSE Albuquerque Investment, we received a corresponding cash flow distribution of approximately $9,926,000 from the RSE Albuquerque Controlled Subsidiary, yielding an internal rate of return of approximately 19.0%.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated October 30, 2019, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE WEST COAST OPPORTUNISTIC REIT, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date:	January 3, 2020